UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2016.

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE
EXHIBIT INDEX
EX-99.1 Press release of WNS (Holdings) Limited dated January 19, 2016.

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration No: 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849), and Form S-8 (File No. 333-191416).

Other Events

On January 19, 2016, WNS (Holdings) Limited announced that its Board of Directors has authorized a program to repurchase up to 3.3 million American Depositary Shares (“ADS’s”), each representing one ordinary share. The share repurchase program is subject to shareholders’ approval.

A copy of the press release dated January 19, 2016 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Press release of WNS (Holdings) Limited dated January 19, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2016

WNS (HOLDINGS) LIMITED

By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of WNS (Holdings) Limited dated January 19, 2016.